John Hancock Funds II

601 Congress Street

Boston, Massachusetts 02210

June 30, 2017

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779
Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, I submit this letter in response to comments received by telephone on April 27, 2017, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 187 under the Securities Act of 1933, as amended (the, and Amendment No. 189 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 10, 2017, accession no. 0001133228-17-001323 (the “Amendment”) relating to the registration of Retirement Income 2040 Fund (the “Fund”), a new series of the Trust.

For convenience, I have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

I.	General Comments

1.	Comment — Please provide exchange ticker symbols on the front cover of the Fund’s prospectus and Statement of Additional Information.

Response — The ticker symbol of the stated class of shares of the Fund will be included on the cover of the appropriate prospectus and SAI when such class of shares is offered to the general public.

II.	Prospectus Comments

General Prospectus Comments

2.	Comment — Under “Fund summary — Fees and expenses,” please provide disclosure regarding any sales charge discounts and where information regarding any such discounts is available.

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Response — The Trust has made the requested change.

3.	Comment — Under “Fund summary — Fees and expenses,” please provide finalized information regarding fees and expenses of the Fund.

Response — The Trust has made the requested change.

4.	Comment — Under “Fund summary — Principal investment strategies,” please clarify how assets will be allocated among different asset classes, including any anticipated changes to the allocation that may occur over time.

Response — The Trust respectfully notes that, unlike a traditional target date fund, the fund is not designed to achieve total return along an allocation glide path designed to manage risk consistent with a target retirement date. Rather, as the fund’s strategies state, “[t]he manager intends to invest the portfolio in a manner that provides cash flows designed to fund regular distributions while increasing distributions over the life of the fund.” The portfolio’s asset allocation is designed to best effectuate this strategy in the manager’s view, which does not necessarily correspond to a set allocation glide path. The Trust also respectfully notes that the strategies disclose that “allocations are not static and may be changed at the manager’s discretion.” Additionally, the strategies disclose that the fund’s portfolio may have exposure exclusively or nearly exclusively to fixed-income securities as it nears its expected final distribution. The Trust believes that current disclosure adequately describes how the portfolio may be allocated among different asset classes and how that allocation may change over time while avoiding any implication that the Fund is being managed according to an asset allocation strategy designed to seek total return on a risk-adjusted basis. Accordingly, the Trust respectfully declines to make any changes in response to this comment. Supplementally, the Trust notes that it has revised the Fund’s strategies to explain that the Fund is not a traditional target-date fund in response to Comment 9 below.

5.	Comment — Under “Fund summary — Principal investment strategies,” please disclose the Fund’s target distribution amount as of the date of the prospectus.

Response — The Trust respectfully notes that the Fund’s target distribution amount may change at the manager’s discretion. The Trust also respectfully notes that the distribution amount will be disclosed on notices sent pursuant to Section 19(a) of the 1940 Act for distributions where a portion thereof is derived from a source other than net investment income. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

6.	Comment — Under “Fund summary — Principal investment strategies,” please provide more clarity regarding shareholders who may not receive cash distributions with respect to the following sentence: “Likewise, the fund expects that investments of shareholders who receive cash distributions will be gradually returned to those shareholders as the fund reaches its investment horizon.”

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Response — Because the Trust expects that shareholders will automatically receive or elect to receive cash distributions due to the Fund’s design, the Trust has revised the sentence as follows: “Likewise, the fund expects that shareholders’ investments will be gradually returned as the fund reaches its investment horizon.” The Trust also respectfully notes that the strategies cross-reference the more extended discussion of the Fund’s distribution policies under “Dividends and Account Policies.”

7.	Comment — Under “Fund summary — Principal risks,” if the second paragraph regarding potential government actions during stressed market environments is a principal risk of the fund, please include corresponding disclosure under “Fund details — Principal risks of investing” pursuant to Item 9 of Form N-1A.

Response — The Trust believes that the introduction to “Fund details — Principal risks of investing” includes further detail regarding these risks. The Trust also believes that the risk disclosure under “Economic and market events risk in both the “Fund summary” and the “Fund details” also speaks to these risks in additional detail. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

8.	Comment — There does not appear to be a strategy that corresponds to “Cybersecurity risk.” Accordingly, please remove “Cybersecurity risk” as a principal risk of the Fund or, alternatively, include appropriate disclosure in the Fund’s investment strategies.

Response — The Trust considers cybersecurity risk to be among the principal risks of the Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under “Fund summary — Principal risks — Spend-down risk,” the Fund discloses that it “is not a traditional target date fund.” Please include this statement in the Fund’s strategies disclosure and explain in what ways the Fund is not a traditional target date fund.

Response — The Trust has made the requested change.

10.	Comment — Please include as a principal risk of the Fund that fees may increase as 2040 approaches due to increased transaction costs.

Response — Due to the design of the Fund, the Trust does not anticipate that transactions will increase as 2040 approaches. Therefore, the Trust does not believe that a potential increase in transaction costs over time is a principal risk of the Fund. Supplementally, the Trust notes that “Spend-down risk” includes disclosure regarding potential increases to the Fund’s expense ratio due to the anticipated reduction in the Fund’s asset base over time. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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11.	Comment — In “Fund summary — Portfolio management” and “Who’s who — Subadvisor,” please state the year that each portfolio manager began managing the Fund, rather than stating that each portfolio manager managed the Fund since inception.

Response — Generally, the date that a newly established John Hancock fund (such as the Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — To the extent that there are tax considerations particular to this Fund, please tailor the disclosure under “Fund summary — Taxes” to address such considerations specifically.

Response — The Trust has made the requested change.

13.	Comment — Please consider whether the disclosure that appears following “Payments to broker-dealers and other financial intermediaries” under “Fund summary” is appropriate for inclusion in the prospectus. If so, please consider moving this disclosure to after “Fund details — Principal investment strategies.”

Response — The Trust believes that placing the sections entitled “Retirement investing” and “Investing in the Retirement Income 2040 Fund” in the summary portion of the Fund’s statutory prospectus is appropriate given the special operational characteristics of this Fund as a “spend-down” (self-liquidating) fund. The Trust further believes that the information presented in these sections is helpful in making an informed decision to invest in the Fund. Although the Fund’s statutory prospectus will be made available on the Fund’s website and through hyperlinks (as required by Rule 498(e) under the Securities Act of 1933, as amended), the Trust expects that most potential investors considering an investment in the Fund will do so primarily after reviewing the summary prospectus that corresponds to the summary portion of the statutory prospectus. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

14.	Comment — In connection with Comment 13, please consider specifically whether the second and third bullet points under “Fund summary — Retirement investing” are appropriate for inclusion in the prospectus. If these bullets are not removed, please clarify that the Fund is not an annuity and does not provide any guarantees.

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Response — The Trust has made the requested change.

15.	Comment — In connection with Comment 13, the Staff notes that the fourth and fifth paragraphs under “Fund summary — Investing in the Retirement Income 2040 Fund” appear to be providing retirement planning advice. For clarity, please consider moving this information to after “Fund details — Principal investment strategies.”

Response — The Trust believes that the cited portion of this section merely describes the interaction between investment returns and inflation and the potential risks to a retirement portfolio that may result from such interaction. This section does not recommend any particular investment or type of investment, or advise investors to follow any particular investment strategy, in connection with retirement planning. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

16.	Comment — The staff notes that the disclosure in "Fund summary—Principal investment strategies," relating to Item 4 of Form N-1A, appears to be the same as the disclosure in "Fund details—Principal investment strategies," relating to Item 9 of Form N-1A. Please consider revising the "Fund summary" disclosure to concisely summarize the disclosure in "Fund details" rather than simply repeating the same disclosure.

Response — The Trust has made the requested change.

17.	Comment — In “Fund details” under the heading “Management fee,” please disclose the period to be covered by the applicable shareholder report, i.e., the annual or semiannual shareholder report, pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response — The Trust respectfully notes that current disclosure states: “The basis for the Board of Trustees’ approval of the advisory fees, and of the investment advisory agreement overall, including the subadvisory agreement, will be discussed in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Trust believes that this statement more precisely describes the shareholder report in which such Board discussion will appear. Therefore, the Trust respectfully declines to make any changes in response to this comment.

18.	Comment — In “Who’s who — Additional information about fund expenses,” please delete from the first sentence of the second paragraph the phrase “In addition to any expense waivers and/or reimbursement arrangements described in ‘Fund summary - Fees and expenses’ on page 2 of this prospectus,” as there are no expense limitation arrangements disclosed in the fee tables.

Response — The Trust believes that the use of the word “any” in the cited phrase reasonably conveys that there may not be any expense limitations described in the fee tables. As many John Hancock funds do have contractual expense limitation arrangements that are described in the fee tables, in the interest of uniformity of disclosure across funds, the Trust respectfully declines to make any changes in response to this comment.

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19.	Comment — In “Who’s who — Additional information about fund expenses,” the third paragraph refers to both the fund’s “management fee” and “advisory fees.” For consistency and to avoid confusion, please reconcile these differences in terminology.

Response — The Trust has made the requested change.

20.	Comment — Under “Who’s who — Additional information about fund expenses,” please delete the word “expressly” in the last sentence of the second paragraph.

Response — The Trust has made the requested change.

21.	Comment — Under “Your account — Transaction policies — Valuation of shares,” please confirm that the information required by Instruction 2 to Item 11(a)(3) is disclosed.

Response — The Trust confirms that the information required by Instruction 2 to Item 11(a)(3) is disclosed.

Class A and Class I Prospectus Comments

22.	Comment — Under “Your account — Choosing an eligible share class,” please replace “it” in the first sentence of the first paragraph with “the fund.”

Response — The Trust has made the requested change.

23.	Comment — Under “Your account — Choosing an eligible share class,” please include disclosure regarding Class I shares in the first paragraph.

Response — The Trust has made the requested change.

24.	Comment — Under “Your account — Choosing an eligible share class — Class A shares,” please revise the first sentence of the first paragraph to clarify that Class A shares are not available to group retirement plans that do not currently hold Class A shares of any John Hancock fund and that are eligible to invest in Class I shares or any of the R share classes (except as otherwise provided), not just that do not currently hold Class A shares of the Fund.

Response — The Trust respectfully notes that group retirement plans that currently hold Class A shares of a John Hancock Fund, and therefore satisfy the first bullet point under “Your account — Choosing an eligible share class — Class A shares,” must also satisfy the second and third bullet points thereunder in order to be permitted to invest in Class A shares of the Fund. The Trust believes that making the change suggested by the Staff would potentially widen the universe of eligible investors beyond the intended universe. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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25.	Comment — Under “Your account — Choosing an eligible share class — Class A shares,” please replace the phrase “generally include, but are not limited to” in the second sentence with the word “include.”

Response — The Trust has made the requested change.

26.	Comment — Under “Your account — Class cost structure,” please confirm that the omission of the subsection “Rollover program compensation” included in the Class A prospectuses of certain other John Hancock funds is intentional.

Response — The Trust confirms that the omission of this disclosure is intentional.

27.	Comment — Please reconcile the list of CDSC waivers set forth under “Sales charge reductions and waivers — CDSC waivers,” with the CDSC waivers described in the SAI under “Deferred Sales Charge on Class A and Class C Shares.”

Response — The Trust has analyzed this prospectus and SAI disclosure and has made the requested changes. The Trust has added disclosure from the SAI to the prospectus in accordance with this comment. The Trust notes that the remainder of the description of such reductions and waivers, while containing more detail in the SAI, is not in conflict with the list in the prospectus.

28.	Comment — Please reconcile the list of waivers set forth under “Sales charge reductions and waivers — Waivers for certain investors,” with the waivers described in the SAI under “Initial Sales Charge on Class A Shares — Without sales charges.” In addition, please disclose that this list of sales charge waivers is distinct from the waivers described in Appendix 1.

Response — The Trust has analyzed this prospectus and SAI disclosure and has made the requested changes. The Trust has added disclosure from the prospectus to the SAI, and from the SAI to the prospectus, in accordance with this comment. The Trust notes that the remainder of the description of such reductions and waivers, while containing more detail in the SAI, is not in conflict with the list in the prospectus. Further, the Trust notes that it has made the requested change with respect to such waivers being distinct from the waivers described in Appendix 1.

29.	Comment — Under “Your account — Waivers for certain investors,” in accordance with the Mutual Fund Fee Guidance, if a specific group of financial intermediaries is contemplated by the disclosure, please identify the financial intermediaries, and please provide more detail with respect to the waivers referenced in the following bullet points:

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(a)	In the eighth bullet point, regarding participants in certain 529 plans that have a signed agreement with the distributor; and

(b)	In the ninth bullet point, regarding whether a sales charge waiver is available to an investor’s group retirement plan.

Response — The Trust respectfully notes that the sales load waivers described in these bullet points are historical waiver arrangements that have been in place for a considerable period of time prior to the adoption by the Department of Labor of rules designed to address conflicts of interest in retirement advice (the “DOL Rule”). The Trust notes that these waivers are categorical waivers that have historically been made available to identified classes of investors that purchase or hold shares through a general class of intermediaries that enter into related agreements with the Fund’s distributor (rather than any one particular intermediary).

The Trust regards the purpose of the Mutual Fund Fee Guidance as providing relief to funds that may wish to include sales load variations that differ from intermediary to intermediary in an appendix to the prospectus. The sales load waivers described in these bullet points represent a continuation of existing arrangements rather than new sales load variations developed to respond to the requirements of the DOL Rule. As a result, the Trust believes that the current disclosure of these sales load waivers is fully compliant with Rule 22d-1 under the 1940 Act and Item 12(a)(2) of Form N-1A and that the Trust does not need to avail itself of the relief provided in the Mutual Fund Fee Guidance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Class R6 Prospectus Comments

30.	Comment — The staff notes that any expense reimbursement or fee waiver arrangement must extend at least one year from the effective date of a prospectus to be included in the prospectus’ fee table pursuant to Instruction 3(e) to Item 3 of Form N-1A. Please revise the fee table in “Fund summary — Fees and expenses” accordingly.

Response — The Trust has made the requested change.

31.	Comment — Under “Fund summary — Fees and expenses,” please revise the third footnote to disclose who can terminate the Fund’s contractual expense limitation arrangement and to disclose any recoupment provisions.

Response — The Fund’s investment adviser cannot unilaterally terminate the Fund’s expense limitation arrangement prior to the date stated in the relevant footnote. The Trust discloses that the Fund’s contractual expense limitation expires on a specified date, unless renewed by mutual agreement of the Fund and its investment adviser based upon a determination that this is appropriate under the circumstances at that time. The Trust also confirms that waived or reimbursed expenses are not subject to recoupment by the Fund’s investment adviser. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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32.	Comment — Under “Fund summary — Expense examples,” please confirm that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table, and add disclosure to this effect.

Response — The Trust confirms that the expense examples reflect the effect of contractual fee waivers only for the periods described in the fee table, as permitted by Item 3, Instruction 4(a). However, as Form N- 1A does not require disclosure related to this approach, the Trust respectfully declines to make any changes in response to this comment.

II.	SAI Comments

33.	Comment — Under “Investment Restrictions — Non-Fundamental Investment Restrictions,” please consider removing the following disclosure, as it is duplicated on the previous page: “A fund that invests 25% or more of its total assets in a particular industry (excluding the U.S. government, its agencies or instrumentalities) is considered to be concentrated in that industry.”

Response — The Trust has made the requested change.

34.	Comment — Under “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17 of Form N-1A. In addition, please revise the tables with information regarding the Trust’s Trustees to conform to the columns and captions set forth in Item 17 of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment. With respect to the staff’s comments regarding conforming the columns and captions in the tables to those set forth in Item 17 of Form N-1A, the Trust believes that the presentation of Trustee information in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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35.	Comment — Under “Investment Management Arrangements and Other Services,” the last paragraph seems to reference the advisor’s ability to recoup fees reimbursed pursuant to any contractual expense waiver or limitation. Please confirm and disclose the period of time in which the advisor may recoup such fees.

Response — The Trust respectfully notes that the advisor does not have the ability to recoup any fees or payments made in connection with an expense waiver or limitation beyond the fiscal year during which any excess reimbursements were made, and thus during no fiscal year will the advisor receive fees in excess of those disclosed in the prospectus. After careful consideration, the Trust has revised the disclosure under this section to clarify that the right to re-impose fees and recover payments does not extend beyond the fiscal year in which the waiver was in place.

36.	Comment — Under “Investment Management Arrangements and Other Services — The Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

37.	Comment — Supplementally, please confirm that as disclosed under “Distribution Agreements” the service portion of the Rule 12b-1 fees borne by Class A shares of the fund will not exceed 0.25% of average daily net assets attributable to such class of shares. The staff notes that this information is not reflected in the prospectus.

Response — The Trust confirms that the service portion of the Rule 12b-1 fees borne by Class A shares of the fund will not exceed 0.25% of average daily net assets attributable to such class of shares.

* * * * *

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The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 572-0138.

Sincerely,

/s/ Ariel M. Ayanna

Ariel M. Ayanna

Assistant Secretary of the Trust